

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2022

Adam L. Wright
Executive Vice President, Operations and Chief Operating Officer
Pacific Gas & Electric Company
77 Beale Street
P.O. Box 770000
San Francisco, California 94177

> **Re: Pacific Gas & Electric Company**
> **PG&E Wildfire Recovery Funding LLC**
> **Registration Statement on Form SF-1**
> **Filed March 21, 2022**
> **File Nos. 333-263719 and 333-263719-01**

Dear Mr. Wright:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arthur Sandel at 202-551-3262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Structured Finance